                               Kirkland & Ellis
                            200 East Randolph Drive
                            Chicago, Illinois 60601

                                                                November 5, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


Ladies and Gentlemen:

     On behalf of Aksys, Ltd. (the "Company"), the Form 8-A registration statement of the Company, filed on October 30, 1996, is hereby withdrawn. Such registration statement stated on the cover page that securities were being registered pursuant to Section 12(b) of the Exchange Act. The application should have stated that securities were being registered pursuant to Section 12(g) of the Exchange Act as the Company is a Nasdaq Stock Market, Inc. listed Company. A revised 8-A will be filed on the date of this letter (November 5, 1996) pursuant to Section 12(g).

     If you have any questions or comments regarding this filing, please contact the undersigned at (312) 861-2029.


                                      Sincerely,

                                      /s/ Donald E. Batterson

                                      Donald E. Batterson